[ORGANITECH LETTERHEAD]


Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Washington, DC 20549-7010

                                                               February 18, 2009

     Re:  ORGANITECH USA INC.
          FORM 10-KSB
          FILED FEBRUARY 28, 2008
          FILE NO. 000-22151

Dear Mr. Reynolds,

Thank you for your correspondence dated December 30, 2008 and February 3, 2009. Organitech USA, Inc. (the "Company") will respond to the comments of the staff of the Division of Corporate Finance, in relation to the above referenced Form 10-KSB and quarterly reports for 2008 by no later than March 6, 2009. The Company apologizes for its delay in responding and respectfully submits that the delay resulted from an administrative oversight by management of the Company.

                                            Sincerely,

                                            /s/ Rachel Bennun
                                            -----------------
                                            Rachel Bennun, CEO Organitech